

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2018

Darren Marks
Chief Executive Officer
Grom Social Enterprises, Inc.
2060 NW Boca Raton Blvd., #6
Boca Raton, FL, 33431

> **Re: Grom Social Enterprises, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 27, 2017**
> **Form 10-Q/A for Fiscal Quarters Ended September 30, 2017**
> **Filed February 20, 2018**
> **File No. 000-55585**

Dear Mr. Marks:

We have reviewed your January 11, 2018 response to our comment letter and amended Form 10-Q for fiscal quarters ended September 30, 2017, filed on February 20, 2018, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2017 letter.

Form 10-Q/A for Fiscal Quarters Ended September 30, 2017

Note 15. Restatement of Financial Statements, page F-18

1.   We note your explanation on page 2 that the share exchange transaction between Illumination America, Inc. and Grom Holdings, Inc. was a reverse acquisition, but that the "transaction was accounted for as a recapitalization effected by a share exchange, wherein Grom Holdings is considered the acquirer for accounting and financial reporting purposes. The assets and liabilities of the acquired entity have been brought

forward at their book value and no goodwill has been recognized." In this regard, please clarify your basis in GAAP for not stepping up the net assets of Illumination America, Inc. (the accounting acquiree), recognized and measured in accordance with the guidance outlined within Topic 805 of the ASC. Your response should also quantify any differences between the carrying amount and the resulting amount if such carrying amounts were stepped up at the time of the share exchange transaction. Reference is made to paragraph 805-40-45-2(b) of the ASC.

2.   Furthermore, please tell us whether you have retroactively adjusted Grom Holdings, Inc.´s capital structure to reflect Illumination America, Inc.´s legal capital structure. In this regard, ASC 805-40-45-1 states in part, ``retroactively adjust the accounting acquirer´s legal capital to reflect the legal capital of the accounting acquiree. That adjustment is required to reflect the capital of the legal parent (the accounting acquiree). Comparative information presented in those consolidated financial statements also is retroactively adjusted to reflect the legal capital of the legal parent (accounting acquiree).´´ In your share transaction, as you have disclosed, Grom Holdings, Inc. is the accounting acquirer, and Illumination America, Inc. is the accounting acquiree and the legal parent. Accordingly, please include either a separate statement or a footnote disclosure for the changes in stockholders´ equity (deficit) per ASC 505-10-50-2 ensuring compliance with the guidance in ASC 805-40-45.

You may contact Joseph Cascarano, Senior Staff Accountant at 202-551-3376 or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.

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